UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2011 .

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC.
(Translation of registrant’s name into English)

833 4 th Avenue S.W., Suite 1120 Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

Resignation of Director and Principal Officers.

On May 12, 2011, Mr. Dowell resigned as a Director of Cougar Oil and Gas Canada, Inc. (the “Company”). Mr. Dowell did not resign as the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Appointment of Directors and Principal Officers.

On May 12, 2011, Mr. Les Owens was appointed as a Director of the Company.

Mr. Owens has more than 25 years of oil and gas experience, primarily in completions and production services. Since June 2009, Mr. Owens has been General Manager of Operations at Pure Energy Services Ltd. A provider of frac flow back, cased hole electric wireline and slickline services, specialty logging services, pressure transient analysis, and well optimization  services.  Prior, he was General Manager at Canadian Sub-Surface Energy Services Corp a provider of cased-hole completion, production and evaluation services until the company merged with Pure Energy Services Ltd in June 2009.  From October 2001 to April 2008 he was in management positions with Ultraline Services a provider  of wireline services.  Prior to that, from October 1999 to October 2001, Les was in sales with Plains Perforating Ltd. a provider of perforating services.  His previous experiences was various oil and gas service companies, in positions progressing from sales to senior management makes Mr. Owens an excellent independent addition to the Board of Directors of Cougar.

Other Events

On May 16, 2011, Cougar Oil and Gas Canada, Inc (“Cougar”) filed in Canada on the SEDAR system , the attached exhibits as unaudited, non reviewed financials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUGAR OIL AND GAS CANADA INC.

Date: May 16, 2011	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chairman of the Board

EXHIBIT

Exhibit Number	Description

99.1 99.2 99.3	Management Discussion and Analysis Unaudited, Non Reviewed Financial Statements Officers Certificates

___________________

* filed herewith